SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Source Energy Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

64881E 109

(CUSIP Number)

Kristian B. Kos 914 North Broadway, Suite 230 Oklahoma City, Oklahoma 73102 (405) 272-3028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 64881E 109	Page 2 of 14

1	Name of Reporting Person New Source Energy Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 777,500(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 777,500(1)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 777,500(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14	Type of Reporting Person CO

(1)	New Source Energy Corporation (“NSEC”) may also be deemed to beneficially own 2,205,000 subordinated units representing limited partner interests in New Source Energy Partners L.P. (the “Partnership”). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership. (the “Partnership Agreement”).
(2)	The calculation is based on a total of 5,145,000 common units outstanding as of February 13, 2013, the closing date of the initial public offering of common units of the Partnership.

CUSIP No. 64881E 109	Page 3 of 14

1	Name of Reporting Person David J. Chernicky
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 133,750(1)
	8	Shared Voting Power: 777,500(2)
	9	Sole Dispositive Power: 133,750(1)
	10	Shared Dispositive Power: 777,500(2)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 908,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.7% (3)
14	Type of Reporting Person IN

(1)	Represents restricted common units awarded pursuant to the Partnership’s Long-Term Incentive Plan (“LTIP”) upon the closing date of the initial public offering of common units of the Partnership.
(2)	David J. Chernicky may be deemed to share voting and dispositive power over the 775,000 common units held by NSEC; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5).
(3)	The calculation is based on a total of 5,145,000 common units outstanding as of February 13, 2013, the closing date of the initial public offering of common units of the Partnership.

CUSIP No. 64881E 109	Page 4 of 14

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (the “common units”) of New Source Energy Partners L.P. (the “Partnership”). The address of the principal executive offices of the Partnership is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

Item 2. Identity and Background

(a)	This Statement is filed by:

(i)	New Source Energy Corporation, a Delaware corporation (“NSEC”); and

(ii)	David J. Chernicky (together with NSEC, the “Reporting Persons”).

David J. Chernicky is the Chairman of the Board of Directors of NSEC and owns 88.9% of its common stock. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) The principal business address of the Reporting Persons is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

(c) (i) The principal business of NSEC is to own, acquire and operate oil and natural gas properties in the United States.

(c)(ii) David J. Chernicky is the principal stockholder, Chairman of the Board of Directors and Senior Geologist of NSEC and the Chairman of the Board of Directors and Senior Geologist of the Partnership. The principal business address of NSEC and the Partnership is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 64881E 109	Page 5 of 14

(f)	David J. Chernicky is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of NSEC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On February 13, 2013, in connection with the closing of the Partnership’s initial public offering (the “IPO”), the following transactions, among others, occurred pursuant to the Contribution, Conveyance and Assumption Agreement by and among New Source Energy GP, LLC a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), the Partnership, and NSEC (the “Contribution Agreement”):

•	NSEC contributed certain properties to the Partnership (the “Partnership Properties”) to the Partnership, 2.0% of which contribution (the “GP Contribution”) was made by NSEC on behalf of the General Partner, in exchange for (i) 2,205,000 subordinated units, (ii) 777,500 common units, (iii) the right to receive a distribution of $15.8 million, (iv) a $25.0 million note payable to NSEC and (v) the Partnership’s assumption of $70.0 million of NSEC’s existing indebtedness and the Partnership’s agreement to pay such indebtedness immediately following NSEC’s contribution of the Partnership Properties to the Partnership;

•	the General Partner contributed the GP Contribution to the Partnership in exchange for a continuation of its prior 2.0% general partner interest in the Partnership, represented by 150,000 general partner units, and the issuance of the incentive distribution rights;

•	the Partnership entered into a credit agreement and borrowed $15.0 million, the proceeds of which were used to fund a portion of the cash distribution to NSEC referred to above; and

•	the Partnership uses the proceeds from the IPO to pay (i) the indebtedness of NSEC assumed by the Partnership, (ii) transaction expenses, which were estimated to be approximately $ 2.2 million (exclusive of the underwriting discount and commission and the structuring fee), (iii) a portion of the distribution to NSEC referred to above and (iv) for general partnership purposes.

Upon the termination of the subordination period as set forth in the Partnership Agreement, the subordinated units will convert into common units on a one-for-one basis.

References to, and descriptions of, the Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 10.7 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 15, 2013, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

NSEC acquired the units reported herein solely for investment purposes as partial consideration for the Partnership Properties contributed to the Partnership by NSEC in connection with the IPO. NSEC may make additional purchases of common units either in the open market or in private transactions depending on NSEC’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

CUSIP No. 64881E 109	Page 6 of 14

(a) The information with respect to the possible future conversion of subordinated units into common units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. The Partnership may grant restricted units, unit appreciation rights, unit options, phantom units, unit awards, substitute awards, other unit-based awards, cash awards, performance awards and distribution equivalent rights to employees, officers, consultants and directors of the General Partner and any of its affiliates, including Mr. Chernicky, pursuant to the LTIP adopted by the General Partner. The Partnership may acquire common units to issue pursuant to such LTIP on the open market, directly from the Partnership, from other reporting persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations. Some of the executive officers and directors of NSEC also serve as executive officers or directors of the General Partner. Specifically, two of the executive officers of the General Partner are also executive officers of NSEC, and two of the five directors of the General Partner are also directors of NSEC. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to appoint one or more additional independent directors.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or cash distribution policy of the issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Partnership.

(a)- (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 5,145,000 common units issued and outstanding as of the closing date of the IPO) are as follows:

NSEC

(a)	Amount beneficially owned: 777,500 units Percentage: 15.1%

(b)	Number of shares to which the Reporting Person has:

CUSIP No. 64881E 109	Page 7 of 14

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 777,500 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 777,500 units

David J. Chernicky

(a)	Amount beneficially owned: 908,750 units Percentage: 17.7%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 133,750 units

ii.	Shared power to vote or to direct the vote: 777,500 units

iii.	Sole power to dispose or to direct the disposition of: 133,750 units

iv.	Shared power to dispose or to direct the disposition of: 777,500 units

(c) In addition to the acquisition of beneficial ownership of the common units described in Item 3 above, David J. Chernicky received a grant of 133,750 restricted common units pursuant to an award made under the LTIP by the Board of the General Partner upon the closing date of the IPO.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Partnership Agreement

The First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) is by and among the Partnership and the General Partner, as the sole general partner of the Partnership.

Cash Distributions

Pursuant to the Partnership’s cash distribution policy, the Partnership will make a minimum quarterly distribution of $0.525 per unit per quarter on all common, subordinated and general partner units ($2.10 per unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Partnership refers to this cash as “available cash.” The Partnership Agreement requires the Partnership to distribute all of its available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to the General Partner, until each common unit has received the minimum quarterly distribution of $0.525 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to the General Partner, until each subordinated unit has received the minimum quarterly distribution of $0.525; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit has received a distribution of $0.60375.

If cash distributions to the unitholders exceed $0.60375 per common and subordinated unit in any quarter, the General Partner will receive, in addition to distributions on its general partner interest, increasing percentages, up to 23.0%, of the cash the Partnership distributes in excess of that amount. Theses distributions are referred to as “incentive distributions.”

CUSIP No. 64881E 109	Page 8 of 14

Conversion of Subordinated Units

The subordination period began on the closing date of the IPO and extends until the first business day on or after December 31, 2015 that the Partnership earned and paid from operating surplus (as such term is defined in the Partnership Agreement), in the aggregate, distributions on each outstanding common unit, subordinated unit and general partner unit and any other partnership interests that are senior or equal in right of distribution to the subordinated units equaling or exceeding the minimum quarterly distribution payable with respect to three consecutive, non-overlapping four quarter periods immediately preceding such date, provided there are no arrearages in the minimum quarterly distribution on the common units at that time.

In addition, the subordination period will end on the first business day on or after December 31, 2013 that the Partnership earned and paid from operating surplus a distribution of at least $0.65625 (125% of the minimum quarterly distribution) on each outstanding common unit, subordinated unit, general partner unit and any other partnership interest that is senior or equal in right of distribution to the subordinated units, in addition to the corresponding incentive distributions for each such quarter, with respect to a period of four consecutive quarters immediately preceding such date.

Each subordinated unit will convert into one common unit at the end of the subordination period.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by the General Partner, without the approval of unitholders.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding common and subordinated units, including any units owned by the General Partner and its affiliates, voting together as a single class.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of the Partnership Agreement.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, the General Partner and its affiliates have the right to include such securities in a registration by the Partnership or any other unitholder, subject to customary exceptions. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

CUSIP No. 64881E 109	Page 9 of 14

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), NSEC, the David J. Chernicky Trust and Deylau, LLC, as the members of the General Partner, have the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 15, 2013, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 15, 2013, which is incorporated in its entirety in this Item 6.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner and Robert W. Baird & Co. Incorporated, Stifel, Nicolaus & Company, Incorporated, BMO Capital Markets Corp., Oppenheimer & Co. Inc. and the other underwriters named therein, dated February 7, 2013, relating to the IPO (the “Underwriting Agreement”), NSEC, David J. Chernicky and the other executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 12, 2013, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated February 21, 2013 (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of New Source Energy Partners L.P. (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 15, 2013 and incorporated herein by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement by and among the Partnership, the General Partner and New Source Energy Corporation, dated February 13, 2013 (attached as Exhibit 10.7 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 15, 2013 and incorporated herein by reference).

Exhibit D	Underwriting Agreement by and among the Partnership, the General Partner and Robert W. Baird & Co. Incorporated, Stifel, Nicolaus & Company, Incorporated, BMO Capital Markets Corp., and Oppenheimer & Co. Inc., as representatives of the several underwriters named therein, dated February 7, 2013 (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 12, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2013

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos

Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

/s/ David J. Chernicky
David J. Chernicky

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of New Source Energy Corporation.

Directors of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chairman of the Board of Directors

Citizenship: United States

Kevin A. Easley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

V. Bruce Thompson

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

Executive Officers of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: President and Chief Executive Officer

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Geologist

Citizenship: United States

Richard D. Finley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chief Financial Officer and Treasurer

Citizenship: United States

Carol T. Bryant

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Engineer

Citizenship: United States

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 21, 2013

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos

Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

/s/ David J. Chernicky David J. Chernicky